June 5, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian Division of Corporation Finance, Office of Trade and Services

Re:	Gamer Pakistan Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
CIK No. 0001948884

Dear Mr. Nalbantian:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are confidentially submitting via EDGAR for nonpublic review the accompanying Amendment No. 3 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) as originally submitted to the Securities and Exchange Commission (the “SEC”) on March 8, 2023.

Below are the responses to the questions set forth in the Staff’s letter to James Knopf, Chief Executive officer of the Company, dated April 17, 2023:

Amendment No.2 to Draft Registration Statement on Form S-1 Cover Page

1.	Please remove the Filing Fee Table from the cover page and file a completed filing fee table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

The Filing Fee Table is not on the cover page.  The exhibit has been attached regarding the filing fee but has not been completed since the shares being offered could change prior to formal filing of the S-1 Registration Statement.

2.

You state that you expect the initial public offering price will be between $4.00 and $5.00 per share, but that you have selected the lower price point of $4.00 per share to use as the actual sales price “given recent market turmoil.” If you believe that the offering is likely to price at $4.00 per share, please explain how $4.00 to $5.00 is a bona fide estimate of the range. See Instruction 1 to Item 501(b)(3) of Regulation S-K. Please also tell us why you are choosing the low point of the range, as opposed to the midpoint, to use in the disclosure throughout the prospectus. We also note your disclosure on page 21 that if you do not price at at least $4.00 per share, you will not proceed with the offering. Please clearly disclose this on the cover page.

Response.  Given market conditions and analysis of prior offerings, we believe the estimated bonafide price range to be $4.00-$5.00 at this time. We estimate the offering will be priced at the lower endpoint of the range to increase marketability and to address market conditions as observed. The disclosure regarding a minimum price of $4.00 is in reference to listing standards on NASDAQ.

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Table of Contents, page i

3.

Please ensure that the Table of Contents accurately reflects the content of the registration statement. As one example only, on page 10 of the registration statement there is a section titled “Summary of Certain Financial Data” formatted as a new section, but it is not included in the Table of Contents. Refer to Item 502(a) of Regulation S-K.

We have revised the Table of Contents to accurately reflect the content of the registration statement.

Prospectus Summary, page 1

4.

Please ensure that the Prospectus Summary does not contain any factual inaccuracies. As one example only, on page 7 you state “Activision Blizzard’s World of Warcraft announced a mobile version will be available later in 2022.” However, it appears that no such mobile version of World of Warcraft is currently on the market.

We have made any necessary corrections to factual statements.

5.

We note your disclosure on page 29, describing your ability to continue as a going concern. Please also include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months. Please also clearly state that you have not generated any revenue to date, and disclose the amount of your accumulated deficit.

We have made the changes requested.

6.

You note that, in management’s opinion, Pakistan is one of the largest and fastest growing esports markets in the world. However, the citation you provide in the prospectus does not appear to support this statement. Please explain and revise as necessary.

We have corrected the citation.

7.	Please disclose here, or elsewhere as appropriate, the material terms of the agreement between ESP and IUCPSS, and the assignment and consulting agreement between ESP and K2 Gamer.

The material terms of the above agreements are disclosed under “Business: Material Agreements” and a reference thereto is provided here.

Risk Factors, page 11

8.	Please update your disclosure to address the risk of inflation, if material, and how such risk may impact the development of your business.

We do not believe the risk of inflation is material to the business of Gamer Pakistan and therefore have not addressed this issue in Risk Factors.

Risks Related to Our Business

If our acquisition of 90% of K2 Gamer is not approved by the Securities and Exchange Commission of Pakistan, this could have a material..., page 11

9.

Please update this risk factor, and elsewhere in the registration statement where you discuss the K2 Gamer acquisition approval process, to disclose the requirements for, and status of, approval from the Securities and Exchange Commission of Pakistan.

We have updated this risk factor as requested and made related changes elsewhere.

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The current and potential effects of the coronavirus may impact our business, results of operations and financial condition., page 14

10.

Please update your Covid-19 risk factor to describe the current state of this risk to your business. For example, we note that by February 2022 many of the Covid-19 restrictions in place in Pakistan had been lifted.

We do not believe Covid is a material risk at this time and have deleted this risk factor.

We may require additional financing if we are successful, and cannot be certain that such additional financing will be available on..., page 14

11.

We note that the number of months you will be able to operate with the net proceeds is still blank, but on page 25 you disclose that the proceeds would be enough for two years. Please clarify this discrepancy.

We have filled in the blank with two years, which conforms to our disclosure on page 25.

Our revenues and profitability depend on many factors for which no assurances can be given., page 15

12.

We note here, and elsewhere in the registration statement, references to increasing revenue. However, you also state, such as on page 28, that you have generated no revenue. Please make clear in your disclosure that there are risks associated with not only your ability to expand your revenues, but your ability to begin generating revenue.

We have revised our language to include the ability to begin generating revenue.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our trademarks., page 19

13.

We note this risk factor that your trademarks may be infringed. However, on page 43 you disclose that at this stage you do not have any trademarks. Please update this risk factor to make clear that at this stage you do not have any intellectual property protection.

We have updated this risk factor as requested.

We will rely on other third-party data and live-streaming providers for real-time and accurate data and/or live streams for mobile..., page 20

14.	Please disclose the streaming services you use and rely on, as you do on page 36 of the registration statement.

We have added this information.

Use of Proceeds, page 25

15.

We note you have included “Acquisition of Game Developer” and “Loan Repayment” in your Use of Proceeds section. For the planned acquisition, please disclose the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business shall be included. Similarly, for the loan repayment, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short- term borrowings used for working capital. Refer to Item 504 of Regulation S-K.

Although, as indicated, the Company desieres to acquire a game developer so that it will have its own game or games for tournaments in addition to third-party games, there is no particular game developer currently being considered.  The loan to be repaid is indicated in the S-1 as a loan in February of this year from Sports Industry of India, and the 8% interest rate also is disclosed.  The funds provided working capital.

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List of Our Planned Gamer Esports Events in 2023, page 39

16.

To the extent you are substantially dependent on any of the university competitions discussed in these sections, or any of the agreements with the universities and organizations listed on page 40, please file the agreements as exhibits to the registration statement. See Item 601(b)(10)(ii) of Regulation S-K.

None of the university competitions or agreements with universities and organizations is itself material to the Company and therefore have not been included as exhibits.

Facilities, page 43

17.	We note your disclosure on page 43 regarding the K2 Gamer and ESP corporate office. To provide additional context to investors, please disclose the duration of the lease.

We have provided additional information regarding the office.

18.	Please clarify what is meant by “virtual facility.” Refer to Item 102 of Regulation S-K.

We have revised this language to indicate that we rent space.

19.	Government Regulation, page 44

20.

You disclose that online gambling has gained significant scrutiny in Pakistan, and that gambling is expressly prohibited. You also note that you will be subject to various U.S. and foreign laws and regulations that affect your ability to organize and operate your planned mobile esports business. Please disclose the specific existing and probable laws and regulations that are material to an understanding of the business, and how they will effect the business. To the extent that you need government approval for any of your esports operations, please disclose the particular approval(s) required and the status of such approval. See Item 101(h)(4)(viii)-(ix) of Regulation S-K.

We have revised the disclosure regarding government regulation. We believe that the revised disclosure complies with Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Material Agreements, page 44

21.

We note that you refer to certain of these agreements as “Memorandum of Understanding” or “Letter(s) of Intent.” Please clarify whether you have signed definitive agreements for each agreement discussed in this section. Please also disclose that status of the Memorandum of Understanding with Nick Venezia, and clarify whether you have a financial commitment to provide funding to Newco upon completion of this offering.

We have clarified which agreements are binding and which are not.  With respect to Mr. Venezia, there is still only a letter of intent.  The disclosure indicates that funding begins upon the latter of the signing of definitive agreement or the completion of the offering.

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Management, page 46

22.

We note on page 20 your risk factor describing any disruptions in your network or telecommunications services and the corresponding risks to your e-sports business. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board’s role in overseeing your cybersecurity risks, including in connection with the company’s third party providers.

The Board, as is the case with most if not all Boards, is responsible for overseeing all material matters, so we do not believe it is appropriate to specifically discuss potential disruptions in the Company’s network or telecommunications services here; however, we have added this in the discussion of such risk factor.

23.

You indicate that multiple people hold the title of CEO and President. Please revise to disclose the executive officers and directors of the registrant (Gamer Pakistan) or otherwise explain how the individuals listed here are related to Gamer Pakistan. Please ensure that the description of business experience covers the past five years. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director for the registrant in light of the registrant’s business and structure. See Item 401 of Regulation S-K.

We have revised the discussion to clarify who holds what position with what entity. We also have added for each director why that person should serve as a director.

Certain Relationships and Related-Party Transactions, page 53

24.

Please include disclosure on a transaction-by-transaction basis for all transactions covered by Item 404(d)(1) of Regulation S-K. Please ensure that you include all of the information required by Item 404.

We have added the information required by Item 404.

25.

We note that you refer to certain of these agreements as “Memorandum of Understanding” or “Letter(s) of Intent.” Please clarify whether you have signed definitive agreements for each agreement discussed in this section. Please also disclose that status of the Memorandum of Understanding with Nick Venezia, and clarify whether you have a financial commitment to provide funding to Newco upon completion of this offering.

Please see our response to Item 21.

The Nasdaq Capital Market Listing, page 56

26.	We note you plan on listing under the ticker “GAMR.” However, we note that the ticker GAMR is currently being used by Wedbush ETFMG Video Game Tech ETF. Please clarify this discrepancy.

We have reserved the ticker GPAK and have made the necessary changes in the registration statement.

Discounts and Expenses, page 65

27.	We note that the line item “Proceeds, before expenses, to us” states “$4.60.” We believe this item should be “$3.60,” please clarify this discrepancy.

“Proceeds, before expenses, to us “of $4.60 was a clerical error. The correct amount is $3.60. This amount has been corrected in the most recent version of the draft S-1.

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Lock-Up Agreements, page 67

28.	Please file as an exhibit a form of the lock-up agreement mentioned in this section.

We have included this as an exhibit to be filed.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

29.

Please tell us why your independent public accounting firm issued a “draft report” opinion on your financial statements or make arrangements for them to revise their report to comply with the requirements of Article 8.01(b)(1) of Regulation S-X, including removing the notion that it is a draft report.

The prior staff attorney who reviewed our initial filing advised us that a draft report would suffice.  After it was filed, the attorney advised us that the attorney had made a mistake, and we then filed a new amendment with a signed report.

Notes to Financial Statements

Note 8 - Subsequent Events, page F-12

30.

You disclose that pursuant to agreements with the three current owners of K2 Gamer, you will acquire 90% of the stock of K2 Gamer upon approval of the proposed transfer by the Securities and Exchange Commission of Pakistan and that the transfer is expected to occur in March or April of 2023. Please tell us, and disclose in your submission, your expected accounting for the transaction.

The Company will account for the anticipated acquisition of K2 Gamer as an acquisition of a business under the provisions of ASC 805 and has so indicated in the registration statement.

31.	Regarding the proposed transfer of K2 Gamer to you, please tell us your consideration for providing the information required by Rule 8.04 and 8.05 of Regulation S-X.

The anticipated acquisition of K2 Gamer is not considered to be an acquisition of a significant subsidiary under Rule 8.04 of Regulation S-X.  See calculation below.  In addition, since this is not considered a significant acquisition under Rule 8.04, the requirement to provide audited financial statements of K2 Gamer under Rule 8.05 of Regulation S-X is not required.

	Net loss	Revenue		Total
	for the	for the		Assets
	Year Ended	Year Ended		as of
	12/31/2022	12/31/2022	Investment	12/31/2022
Gamer Pakistan	$311,632	$0	$258,013	$258,013
K2 Gamer	$0	$0	$3,500	$12,088
Percentage	0.0%	0.0%	1.4%	4.7%
Significant	No	No	No	No

32.

Please tell us in greater detail the facts and circumstances regarding the assignment to K2 Gamer by ESP of all of its rights with respect to the exploitation of sports and esports, and your proposed accounting thereof.

ESP assigned its sports and esports rights to K2 Gamer in order to obtain the financial and other resources of K2 Gamer.  Because the rights were transferred prior to the Company’s acquisition of K2 Gamer, the assignment is not accounted for by the Company.

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General

33.	Please file the SII loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

The Company will file this as an exhibit.

34.

We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

None of the industry data or market data was commissioned by or on behalf of the Company.

35.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

No written communications to potential investors in this offering have been provided by the Company or by anyone authorized by the Company.

36.

You state on page 1 that references to “Company,” “we,” “us,” “our,” “GAMER,” or similar references include K2 Gamer. To the extent that you have not completed the acquisition of K2 Gamer, please clarify which statements in the prospectus relate only to K2 Gamer. For example, where you state that “we organized and held 27 separate championships,” if the championships were organized and held only by K2 Gamer, please specifically disclose this fact.

We have revised to clarify statements relating specifically to K2 Gamer.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)

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